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                               April 30, 2024

       Paul J. Casey
       Chief Executive Officer
       OneMedNet Corporation
       6385 Old Shady Oak Road, Suite 250
       Eden Prairie, MN 55344

                                                        Re: OneMedNet
Corporation
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed April 16,
2024
                                                            File No. 333-276130

       Dear Paul J. Casey:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our January 8, 2024 letter.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page

   1. We note your disclosure of the purchase price for certain securities being registered for resale. For each of the
securities being registered for resale, please specifically identify each of the selling
securityholders and disclose the price that the selling securityholders paid for such
securities.
   2. We note your revised disclosure within the Risk Factors and Use of Proceeds sections in response to comment 2,
and reissue the comment in part. Please further revise your cover page, prospectus
summary and MD&A sections to clearly disclose the exercise price of the warrants compared
to the market price of the underlying securities, and if the warrants are out the money,
please disclose the likelihood that warrant holders will not exercise their warrants and
state that cash proceeds associated with the exercises of the warrants are dependent on the
current or then-current stock price. As applicable, describe the
 Paul J. Casey
FirstName
OneMedNetLastNamePaul
              Corporation J. Casey
Comapany
April       NameOneMedNet Corporation
       30, 2024
April 230, 2024 Page 2
Page
FirstName LastName
         impact on your liquidity and update the discussion on the ability of your company to fund your operations on a prospectus basis with your current cash on hand.
3. We note the revisions in response to comment 5 and reissue the comment. On the cover page, risk factors section, and elsewhere, as appropriate, please further revise your disclosure to clarify the price that each selling securityholder paid for the individual securities being registered for resale, whether common stock or warrants. Please also provide additional disclosure:

                highlighting any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors and/or other selling securityholders acquired their shares and warrants, and the price that the public securityholders acquired their shares and warrants;

                explaining that while the Sponsor, private placement investors, PIPE investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price; and

                clearly providing the potential profit each of the selling securityholders may earn based on the current trading price.
Risk Factors
Sales of substantial amounts of our Common Stock in the public markets..., page
43

4. We note your revised disclosure in response to prior comment 4 and reissue in part. Please further amend your disclosure to disclose the purchase price of the securities being registered for resale and state that even though the current trading price is at or significantly below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
62

5. We note your response to prior comment 2 and reissue in part. In light of the disparity between the exercise price of the warrants and the current trading price of the common stock, please expand your discussion of capital resources to address any changes in the company's liquidity position since the business combination. If the company is likely to have to seek additional capital, discuss the effect of this offering on the company's ability to raise additional capital.
6. We note that the projected revenues for 2022 and 2023 were approximately $3.8 and $8.6 million, respectively, as set forth in the OneMedNet Revenue Projections calculated by
 Paul J. Casey
OneMedNet Corporation
April 30, 2024
Page 3
      Marshall & Stevens in connection with the evaluation of the Business Combination. We also note that your actual revenues for the years ended December 31, 2022 and December
      31, 2023 were approximately $1.15 million and $1.02 million, respectively. As you have missed your 2022 and 2023 revenue projections, please update your disclosure in
      Liquidity and Capital Resources and elsewhere in the registration statement to provide
      updated information about the company   s financial position and further
risks to the
      business operations and liquidity in light of these circumstances.
General

7. Please revise your registration statement to include a section on certain relationships and related party transactions. Refer to Item 404 of Regulation S-K.
8. We note your revisions in response to prior comment 6 and reissue in part. Please further revise your prospectus to remove the Incorporation of Documents by Reference section and provide all disclosure required by the form that is currently incorporated by reference, or provide us with your analysis regarding your eligibility to incorporate by reference on Form S-1. In this regard, we note that companies that were either shell companies or blank check companies during the past three years are ineligible to incorporate by reference on Form S-1. Please refer to General Instruction VII.D.1(b) to
      Form S-1.
       Please contact Benjamin Richie at 202-551-7857 or Jane Park at 202-551-7439 with any other questions.



                                                            Sincerely,

FirstName LastNamePaul J. Casey                             Division of
Corporation Finance
                                                            Office of
Industrial Applications and
Comapany NameOneMedNet Corporation
                                                            Services
April 30, 2024 Page 3
cc:       Debbie Klis
FirstName LastName